Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Residential’s second quarter 2014 interim report and corporate profile on our website at www.brookfieldrp.com.

The second quarter 2014 results conference call and webcast will be held on August 7, 2014 at 11 a.m. (EST).  Dial 1.800.319.4610 toll free in North America or for overseas calls, 1.604.638.5340.  The call will also be available via webcast live at www.brookfieldrp.com.  The recorded conference call replay can be accessed until September 7, 2014 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231 followed by the # sign.

BROOKFIELD RESIDENTIAL REPORTS 2014 SECOND QUARTER RESULTS

Calgary, Alberta, August 6, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced its financial results for the second quarter ended June 30, 2014. The results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).

“We achieved very good results in the second quarter of 2014 as we continued to bring new communities to market while capitalizing on stronger lot and home prices,” commented Alan Norris, President and Chief Executive Officer of Brookfield Residential.

PERFORMANCE AND FINANCIAL HIGHLIGHTS

Results of Operations	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per share amounts)	2014	2013	2014	2013
Total revenue	$321	$298	$529	$469
Income before income taxes	49	30	84	37
Income tax expense	(6)	(5)	(14)	(8)
Net income attributable to Brookfield Residential	42	24	67	29
Basic and diluted income per share	$0.36	$0.21	$0.57	$0.24
Total assets			$3,275	$3,271
Total liabilities			$1,760	$1,915

Three Months Ended June 30, 2014

●	Net income increased to $42 million, or $0.36 per diluted share in the second quarter, compared to $24 million, or $0.21 per diluted share, in the second quarter of 2013
●	Second quarter revenue increased 8% to $321 million compared to the second quarter of 2013
●	Lot closings increased 26% to 515 units compared to the second quarter of 2013
●	The average home selling price increased 31% to $552,000 in the second quarter compared to $420,000 for the same period in 2013

Six Months Ended June 30, 2014

●	Net income increased to $67 million, or $0.57 per diluted share for the six months ended June 30, 2014, compared to $29 million, or $0.24 per diluted share, for the six months ended June 30, 2013
●	Year to date revenue increased 13% to $529 million compared to the same period in 2013
●	Lot closings increased 10% to 839 units compared to the six months ended June 30, 2013
●	The average home selling price increased 25% to $517,000 compared to $414,000 in 2013
●	Backlog of 1,472 units representing $763 million of value, including our share of unconsolidated entities, rose 5% and 23%, respectively, compared to the second quarter of 2013

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Second Quarter Operational Highlights

	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Land revenue	$81	$105	$125	$157
Lot closings for Brookfield Residential (single family lots)	515	408	839	762
Lot closings for unconsolidated entities (single family lots)	82	-	204	16
Average lot selling price for Brookfield Residential (single family lots)	$144,000	$148,000	$138,000	$147,000
Average lot selling price for unconsolidated entities (single family lots)	$138,000	$-	$90,000	$239,000
Acres sales (multi-family, industrial, commercial parcels)	6	6	10	6
Average per acre selling price (multi-family, industrial, commercial parcels)	$1,082,000	$815,000	$986,000	$815,000
Housing revenue	$240	$193	$404	$312
Home closings for Brookfield Residential (units)	435	460	781	754
Home closings for unconsolidated entities (units)	21	20	25	21
Average home selling price for Brookfield Residential	$552,000	$420,000	$517,000	$414,000
Net new orders for Brookfield Residential (units)	642	659	1,297	1,316
Net new orders for unconsolidated entities (units)	37	6	66	24
Backlog for Brookfield Residential (units at end of period)	1,418	1,378	1,418	1,378
Backlog value for Brookfield Residential	$742	$609	$742	$609
Backlog for unconsolidated entities (units at end of period)	54	20	54	20
Backlog value for unconsolidated entities	$21	$10	$21	$10

Three Months Ended June 30, 2014

Land revenue totalled $81 million for the three months ended June 30, 2014, a decrease of $24 million when compared to the same period in 2013. The decrease in land revenue was primarily due to mix of land sold as there were 216 raw and partially finished acres sold in Canada in 2013 where there was no such sale in 2014. This was partially offset by an increase in single family lot closings as a result of improved market conditions in our Alberta, Southern California and Denver markets.

Housing revenue increased $47 million to $240 million for the three months ended June 30, 2014 compared to $193 million for the same period in 2013. The increase was due to increased average home selling prices resulting from both improved market conditions leading to price escalation and the mix of product sold across all operating segments. This was partially offset by marginally lower home closings.

Six Months Ended June 30, 2014

Land revenue totalled $125 million for the six months ended June 30, 2014, a decrease of $32 million when compared to the same period in 2013. The decrease in land revenue was due to the mix of lots sold with fewer raw and partially finished acre sales when compared to the same period in 2013. This was partially offset by 77 additional single-family lots sold and four additional multi-family, industrial and commercial acre sales. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

Housing revenue was $404 million for the six months ended June 30, 2014 compared to $312 million for the same period in 2013. The increase was the result of additional home closings and higher average selling prices as a result of improved housing market conditions across all our operating segments.

Income was generated from the sale of two commercial income producing properties that were sold during the first quarter of 2014. The Canadian operating segment sold a 128,000 square foot commercial property at Seton in Calgary, Alberta for a gain of $32 million. The California operating segment sold a 22,700 square foot commercial property at Playa Vista in Los Angeles, California for a gain of $1 million. There were no such sales for the same period in 2013.

2   |   Brookfield Residential Properties Inc. – 2014 Second Quarter Results

REGIONAL HIGHLIGHTS

Over the last several years, we have continued our focus on bringing lots from a raw state through the approval and entitlement process, which has set us up well for 2014 and beyond. As a result of our efforts, we have increased our number of active housing communities to 56, from 47 at the end of 2013.

Highlights from the second quarter include:

•
In Canada, we continued to see steady demand in our communities. In the second quarter, we opened and sold out the first phase of The Arbors community in Aurora, Ontario and opened the Willow Glen community in Tottenham, Ontario with over 70 sales in the quarter.

•
In California, we experienced continued success from our efforts over the past 18 months. In Southern California, the Five Knolls community commenced grading and we are in the process of marketing and selling lots to other homebuilders. We were recognized at the Pacific Coast Builders Conference (“PCBC”) for our home and residential projects in Playa Vista in Los Angeles, Palo Verde at the Foothills in Carlsbad, and La Cresta at Woodbury in Irvine with the prestigious Golden Nugget Awards.

•
In the Central & Eastern U.S. markets, we continued to increase our footprint in Austin and Denver. In Austin, we are developing lots in Addison and are in the process of selling lots to other homebuilders. In Denver, we began our homebuilding operation in 2013 and our first community, Midtown, has been well received and earned industry recognition at the PCBC’s Golden Nugget Awards for our home designs as well as acknowledgement for our sustainable residential community design. We also opened our second Denver housing community of Brighton Crossing.

STRATEGIC INITIATIVES

During the quarter, we repurchased for cancellation approximately 540,000 of our Common Shares at an average price of $20.11 under our normal course issuer bid. We funded the purchases through our available cash and believe that these purchases are a prudent investment at times when the market price of our Common Shares may not fully reflect the underlying value of our business and our future business prospects.

OUTLOOK

Our outlook for 2014 and 2015 remains positive. Based on current market conditions, we anticipate that income before income taxes for 2014 should be measurably higher than in 2013.

Given the complexity and timing variability of lot sales in particular, many of our lot and acre closings are projected for the end of 2014 and are subject to the normal risk of approvals and the development and closing process. As a result, if they do not close in 2014, we would anticipate the closings will occur early in 2015.

We believe that underlying fundamentals in our U.S. markets continue to strengthen despite a moderation in the rate of house price increases, as the double digit growth experienced in many U.S. markets in 2012 and 2013 was not sustainable. Going forward, we expect to see a more healthy and balanced growth rate in house prices that we believe will support absorptions and affordability in the longer term.

We believe the biggest challenge in the U.S. right now is the hesitancy of the first time buyer to enter the housing market – several reasons for this – student debt, slower household formations, lack of down payment together with a certain fear factor on the part of the younger buyer that real estate ‘doesn’t always go up’, which was the belief 5 to 10 years ago. The average age of new homebuyers has increased significantly as a result. We are not concerned in the long run about this issue, because as the cost of rent increases in most markets, home ownership will again become more appealing, especially as the first time buyer’s job situation improves.

3   |   Brookfield Residential Properties Inc. – 2014 Second Quarter Results

Our land position with approximately 109,000 lots controlled provides us with a large and readily developable land portfolio in North America. We are well positioned to gradually increase our homebuilding and land sales activity in the future as the overall market continues to improve.

UPCOMING EVENTS IN 2014:

•	Hosting an Investor Day in Playa Vista on November 19, 2014. Register on our website at www.brookfieldrp.com or email investor.relations@brookfieldrp.com for more information.

ADDITIONAL INFORMATION

The attached condensed consolidated financial statements are based primarily on information extracted from our financial statements for the three and six months ended June 30, 2014. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The interim report and the Company’s corporate profile for the quarter ended June 30, 2014 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP. For more information, visit www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com

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4   |   Brookfield Residential Properties Inc. – 2014 Second Quarter Results

Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including, but not necessarily limited to, information concerning possible or assumed future results of operations of the Company, anticipated improvements in the United States markets and the pace and impact thereof, continued stability in the Canadian markets, strengthening of underlying U.S. market fundamentals, long-term market fundamentals (including tightened supply, increased demand, home price appreciation, land values, absorptions, and affordability levels), the Company’s 2014 outlook, expected lot, home, acre, and parcel closings and the timing thereof, the timing and number of new community openings, the potential for and the timing of increased homebuilding and land sales activity, improvements in results from our U.S. operations, increases to the underlying value of our assets, profitability of our U.S. operations as compared to our Canadian operations, performance of our shares and the rationale and impact of a normal course issuer bid, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “future,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favorable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficulty enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

5   |   Brookfield Residential Properties Inc. – 2014 Second Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US$ thousands, except per share amounts)	2014	2013	2014	2013

Revenue
Land	$81,041	$104,790	$125,746	$156,503
Housing	240,000	193,078	403,674	312,387
	321,041	297,868	529,420	468,890
Direct Cost of Sales
Land	(38,153)	(64,127)	(62,240)	(87,366)
Housing	(184,759)	(156,690)	(310,164)	(253,394)
	98,129	77,051	157,016	128,130
Gain on commercial assets held for sale	–	–	32,927	–
Selling, general and administrative expense	(44,462)	(40,066)	(89,298)	(76,318)
Interest expense	(15,145)	(10,777)	(31,249)	(21,283)
Equity in earnings from unconsolidated entities	5,763	1,201	8,414	2,995
Other income	5,873	3,526	8,194	5,378
Depreciation	(1,122)	(1,046)	(2,271)	(2,045)
Income Before Income Taxes	49,036	29,889	83,733	36,857
Current income tax expense	(840)	(112)	(876)	(52)
Deferred income tax expense	(5,022)	(5,104)	(13,087)	(7,735)
Net Income	43,174	24,673	69,770	29,070
Net income attributable to non-controlling interests and other interests in consolidated subsidiaries	(795)	(437)	(2,542)	(557)
Net Income Attributable to Brookfield Residential	$42,379	$24,236	$67,228	$28,513

Unrealized foreign exchange gain / (loss) on translation of the net investment in Canadian subsidiaries	27,609	(23,161)	(1,836)	(42,347)
Comprehensive Income / (Loss) Attributable to Brookfield Residential	$69,988	$1,075)	$65,392)	$(13,834)

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.36	$0.21	$0.57	$0.24
Diluted	$0.36	$0.21	$0.57	$0.24

Weighted Average Common Shares Outstanding (in thousands)
Basic	116,863	116,455	116,947	116,395
Diluted	118,277	117,556	118,414	117,461

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Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	June 30, 2014	December 31, 2013

Assets
Land and housing inventory	$2,523,972	$2,399,242
Investments in unconsolidated entities	230,587	206,198
Commercial assets held for sale	–	47,733
Receivables and other assets	318,461	341,090
Restricted cash	5,568	8,169
Cash and cash equivalents	184,508	319,735
Deferred income tax assets	12,192	21,594
	$3,275,288	$3,343,761

Liabilities and Equity
Notes payable	$1,100,000	$1,100,000
Bank indebtedness and other financings	261,109	348,853
Total financings	1,361,109	1,448,853
Accounts payable and other liabilities	399,181	418,410
Total liabilities	1,760,290	1,867,263
Other interests in consolidated subsidiaries	17,214	36,641
Total equity	1,497,784	1,439,857
	$3,275,288	$3,343,761

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